		Exhibit (d)(3)(v)
	SCHEDULE A
	to
	PROFUNDS
EXPENSE LIMITATION AGREEMENT
	On behalf of the
Government Money Market ProFund
Effective May 1, 2022 – April 30, 2023
Fund Name	Expense Limit
	Investor Class	Service Class
Government Money Market ProFund	0.98%	1.98%
PROFUND ADVISORS LLC	PROFUNDS
a Maryland limited liability company	a Delaware statutory trust
By: /s/Michael L. Sapir	By: /s/Todd B. Johnson
Michael L. Sapir	Todd B. Johnson
Chief Executive Officer	President